

January 30, 2013

Via Facsimile
Kevin M. Dotts
Chief Financial Officer
Internap Network Services Corporation
One Ravinia Drive, Suite 1300
Atlanta, GA 30346

> **Re:** **Internap Network Services Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed October 25, 2012**
> **File No. 001-31989**

Dear Mr. Dotts:

We have reviewed your letter dated January 3, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 12, 2012.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Data Center Services, page 27

1. We have reviewed your response to prior comments 3 and 11. Also, we note your data center services revenues have increased 26% for the nine months ended September 30,

2012. Your current disclosure states that the "increase in revenue was primarily due to revenue growth in company-controlled colocation and hosting services, which includes revenue attributable to Voxel." Explain why you believe that disclosing whether a customer is new or existing is not meaningful to a reader's understanding of your revenue growth. Indicate why these factors will not be relevant information to understanding your trends. In addition, tell us what consideration you gave to disclosing the number of customers you have as of each reporting period. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

2.   In your response to prior comment 4, you state that your existing disclosure alerted your stockholders that a new company-controlled data center would not be as profitable in the early years of operation as a partner site, but would be more profitable as occupancy increases. We are unable to identify a clear statement to this effect on page 27 or elsewhere in the referenced filing. Accordingly, please confirm you will provide clear disclosure to this effect in future filings, as applicable, or advise.

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies, Concentrations of Risk and Litigation

3.   We note your response to prior comment 6. Please provide us with your proposed disclosures that you will disclose in your future filings.

Form 10-Q for the quarterly period ended September 30, 2012

Note 6. Fair Value Measurements, page 7

4.   We note your response to prior comment 10. Although you cite that the difference between the fair value and the known settlement amount is currently immaterial as the reason for excluding the amount from your fair value table, this does not appear to be a reason to exclude the amount from your table. Further, your current disclosures are unclear as to which level of fair value was used in the fair value measurement of the accrued contingent consideration.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief